Filed by ION Acquisition Corp 2 Ltd. pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: ION Acquisition Corp 2 Ltd.

Commission File No.: 001-40048

This filing relates to the proposed merger involving ION Acquisition Corp. 2 Ltd. (“ION”) with Innovid, Inc. (“Innovid”), pursuant to the terms of that certain Agreement and Plan of Merger, dated as of June 24, 2021.

The following information was made available to certain Innovid employees on June 24, 2021:

All-employee E-mail

When: June 24, 2021 7:30 a.m. ET

From: Zvika Netter

To: All Employees

Subject: Today’s Milestone Announcement

Attachments: “Employee Frequently Asked Questions,” “Social Media Guidelines”

Dear Innovid Team -

I am extremely proud and excited to share the news about an important milestone for our company. Today, we announced that Innovid will become a public company.

This major milestone in our journey is yet another testament to the incredible work we do together every day. As a team. And we should all be very proud.

As you know, throughout the years we’ve been evaluating various strategic options with the focus of supporting our continued growth. After careful consideration, we chose to go public by merging with ION Acquisition Corp 2 Ltd., a special purpose acquisition company (SPAC).

Upon the successful close of the transaction, expected in Q4, Innovid will be a publicly listed company.

You can read all the details in the press release [link] but here are some highlights:

●	The transaction implies a pro forma valuation of approximately $1.3 billion for Innovid.
●	Through this transaction the company plans to raise a total of up to $403 million, including $150 million of PIPE financing anchored by top-tier institutional investors including Fidelity Management & Research Company LLC, Baron Capital, and others including funds affiliated with ION and Phoenix Insurance.

This is a great step forward for our team, our company, our clients and our partners. As a public company, we expect that we will be able to further accelerate the growth of our business and I see it as Day 1 of a new and exciting chapter of our journey together.

Through this transition to the public markets our long-term strategies and focus on our day-to-day operations and best-in-class service to our clients will be unchanged. We are proud of what we’ve built, and we will continue to operate in a business-as-usual manner once Innovid becomes a public company.

Critical Notes:

Confidentiality

It’s more important now than ever - actually critical ; sharing confidential details can not only jeopardize this go-public deal, but could also put the company, and any individuals that leak information, in serious legal exposure with regulators, including potential criminal liability.

Press

Do not talk to the media. If any media reach out, direct them to pr@innovid.com.Only approved spokespeople may speak to the media.

Social Media

Feel free to share our social media posts to celebrate this news. Please follow the social media guidelines included in the Communications Policy attached to this email.

FAQs

You probably have many questions. For this purpose we created and attached a Frequently Asked Questions document covering questions related to the transaction itself, employee impact, customer impact, public company regulations, and our overarching business strategy moving forward. Please review the document comprehensively, as it addresses many potential questions or concerns.

We will hold a Family meeting today at 10am EST.

You can submit questions here questions@innovid.com or via an anonymous question CultureAmp link (find it on slack).

If you have any questions or concerns, please reach out to me directly, your manager, or HR and let us know how we can help.

Zvika

Important Legal Information

Forward-Looking Statements Legend

This document contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed transaction between Innovid Inc. (“Innovid”) and Ion Acquisition Corp 2 Ltd. (“Ion”), including statements regarding the benefits of the transaction, the anticipated timing of the transaction, the services offered by Innovid and the markets in which it operates, and Innovid’ projected future results. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including but not limited to: Innovid’s ability to maintain and expand relationships with advertisers; the decrease and/or changes in CTV audience viewership behavior; the failure to make the right investment decisions or the failure to innovate and develop new solutions that are adopted by advertisers and/or partners; Innovid’s estimates of market opportunity, forecasts of market growth and projections of future financial performance; Innovid’s sales and marketing efforts requiring significant investments and long sales cycles; failure to manage growth effectively; the business combination not be satisfied on a timely basis or at all, and other risks and uncertainties indicated from time to time in the proxy statement/prospectus, including those under “Risk Factors” therein, and in Ion’s other filings with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Innovid and Ion assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither Innovid nor Ion gives any assurance that either Innovid or Ion will achieve its expectations.

Additional Information and Where to Find It

This document relates to a proposed transaction between Innovid and Ion. This document does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. Ion intends to file a registration statement on Form S-4 that will include a proxy statement of Ion and a prospectus of Ion. The proxy statement/prospectus will be sent to all Ion and Innovid stockholders. Ion also will file other documents regarding the proposed transaction with the SEC. Before making any voting decision, investors and security holders of Ion and Innovid are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction.

Investors and security holders will be able to obtain free copies of the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by Ion through the website maintained by the SEC at www.sec.gov. In addition, the documents filed by Ion may be obtained, without charge, at the SEC’s website located at www.sec.gov or by directing a request to Ion.

Participants in Solicitation

Ion and Innovid and their respective directors and officers may be deemed to be participants in the solicitation of proxies from Ion’s stockholders in connection with the proposed transaction. Information about Ion’s directors and executive officers and their ownership of Ion’s securities is set forth in Ion’s filings with the SEC. To the extent that holdings of Ion’s securities have changed since the amounts printed in Ion’s proxy statement, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed transaction may be obtained by reading the proxy statement/ prospectus regarding the proposed transaction when it becomes available. You may obtain free copies of these documents as described in the preceding paragraph.

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